

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 12, 2006

Mr. James P. Dietz
Chief Financial Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

> **RE:** **Form 10-K for the fiscal year ended December 31, 2004**
> **Form 10-Q for the quarter ended June 30, 2005**
> **File No. 1-31255**

Dear Mr. Dietz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief